Second Quarter 2022 Results Exhibit 3

Except as the context otherwise may require, references in this presentation to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed in CEMEX's most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement (“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Key achievements in 2nd Quarter 2022 Double-digit growth in Sales, with all regions contributing Mid-teen percentage price growth for cement, ready-mix and aggregates YTD prices covering cost inflation Evolving our CEMEX Go platform into a full automated experience Urbanization Solutions Sales and EBITDA growing double-digit Strengthening our 2030 Climate Action commitments Casa Erasto, Mexico City, Mexico Built with Duramax, part of our Vertua family of sustainable products EMEA region with high single-digit EBITDA growth Upgrade from Fitch Ratings; only one notch away from IG rating Reduction of ~3% in CO2 emissions vs 4Q21 ROCE at 13.2%1, well above our cost of capital 1) Trailing twelve months as of June 2022, excluding goodwill

Sales growth driven by pricing Net Sales EBITDA EBITDA Margin FCF after maint. Capex Sales growth in all regions with high single-digit EBITDA growth in EMEA The Reflection Space, Monterrey, Mexico Built with Evolution, part of our Vertua family of sustainable products +11% l-t-l -8% l-t-l Millions of U.S. dollars

Cement volume performance reflects bagged cement rebalancing and supply chain disruption USA SCAC MEX EUROPE EMEA (l-t-l) 2Q22 YoY volume variation CONSOLIDATED VOLUMES Cement1 Ready-mix Aggregates Grey domestic cement

Double-digit growth in pricing Cement1 Ready-mix Aggregates USA SCAC MEX EUROPE Sequential (1Q22 to 2Q22) EMEA CONSOLIDATED PRICES (l-t-l) 2Q22 YoY and QoQ price variation 7% 5% 6% 11% 7% 4% 10% 5% 11% 3% 7% 5% 1% 5% 6% Grey domestic cement Note: For CEMEX, SCAC, Europe and EMEA, prices (l-t-l) are calculated on a volume-weighted average basis at constant foreign-exchange rates QoQ: 9% 5% 0%

Prices more than covering costs 2Q22 EBITDA variation 21.1% 17.7% -3.4pp EBITDA margin Millions of U.S. dollars

YTD pricing is covering inflation in dollar terms Cement1 Aggregates Ready-mix Unitary Prices Unitary Costs Own produced cement

Important progress in growth strategy

CEMEX
Building a better future

~$1.2 B

approved bolt-on investment pipeline

~$100 M

of incremental EBITDA for 2022 from growth strategy

Latest developments:

- Optimizing our portfolio through:
  - Pending divestment of Costa Rica and El Salvador
  - Partnership for digital growth with Advent in Neoris
    - Strengthens our leadership in industry's digital transformation
  - Expansion of aggregates business in Germany, accompanied by aggregates recycling capabilities

Urbanization Solutions

Portfolio:

	Performance Materials	Industrialized Construction	Waste Management Circular Economy	Related Services
Recent investments:	Germany: admixtures plant upgrade	US: Florida block plants	Mexico: Recycling facility	Mexico: Consturama Supply warehouses











Urb Sol: Offering a wide array of complementary solutions to **build the sustainable cities of the future**

9

Future in Action yielding significant results

FUTURE IN ACTION
COMMITTED TO NET-ZERO CO_2

Vertua brand evolution

Vertua

Vertua ready-mix reaching ~32% of total RM volumes

Vertua Design Optimization · Resilia · Vertua Energy Efficiency · Insularis · Vertua Lower Carbon · Vertua Recycled Materials · neogem · Vertua Water Conservation · Pervia

- Expanding brand to all products with sustainability attributes

CO_2 emissions declined ~3% in 1H22

- +20% of cement production already below 2030 target
- Alternative fuels increased 5pp to new high of 33%
- Reduced clinker factor by 1.6pp reaching record low of 74.5%

Reinforcing commitment towards net zero

New 2030 scope 3 and circular economy targets[1]

- Set ambitious scope 3 and managed waste targets
- Launched Green financing framework, first in industry
- Aligning variable compensation to ~4500 employees

Unlocking opportunities through innovation

COOLBROOK

- Working with Coolbrook to develop technology for the electrification of cement kiln heating
- Material progress in Rüdersdorf Carbon Neutral Alliance

1) Scope 3 target of ~20% reduction in purchased clinker, cement, fuels, and transportation vs. 2020 baseline. Circular Economy target of 40M tons of managed waste by 2030 (80% increase vs. 2021).

10

Evolving CEMEX Go to a fully automated customer experience COMMERCIAL MANAGEMENT PRODUCTION Working Smarter Commercial Supply Chain Full digital integration within our supply chain network to offer real-time options to our customers Automated digital confirmations to customers Agility to quickly respond to the unexpected Expecting to materially boost our adoption rate, with over 60% of our sales currently being processed through CX Go Increased operational efficiencies and improved customer experience SmartOps Enhancing Customer Experience Process & Technology People & Organization Digital Automation Data & AI

Regional Highlights

Mexico: Successful pricing strategy driving top line growth -8% -1% Domestic gray cement volumes¹ (%) Industrial and commercial sector continues driving recovery in formal demand Bagged cement volumes returned to normalized levels; difficult prior year comp lapses in 2H22 Pricing strategy contributing significantly to top line growth but still need to recover margin EBITDA negatively impacted by higher energy costs, supply chain and product mix effect Announced 2H22 price increases in all of our products Millions of U.S. dollars Average daily sales (ADS) Central Pavilion, Mexico City, Mexico Built with Hidratium, part of our Vertua family of sustainable products 6M22 2T22 6M22 vs. 6M21 2T22 vs. 2T21 6M22 2Q22 6M22 vs. 6M21 2Q22 vs. 2Q21 Ventas Netas 1878.31114582893 997.61083180019796 Cemento Volumen -9.9018568290886677E-2 -0.11536267227410349 Net Sales 1878.31114582893 997.61083180019796 Cement Volume -9.9018568290886677E-2 -0.11536267227410349 % var (comp) 6.1055201582060792E-2 6.7093988053385623E-2 Precio (ML) 0.14494961624490477 0.16268158151952677 % var (l-t-l) 6.1055201582060792E-2 6.7093988053385623E-2 Price (LC) 0.14494961624490477 0.16268158151952677 Flujo de Operación 606.25912283357684 320.32098942423778 Concreto Volumen 0.11788130456206722 0.14290192557081186 Operating EBITDA 606.25912283357684 320.32098942423778 Ready mix Volume 0.11788130456206722 0.14290192557081186 % var (comp) -4.6542276882750797E-2 -3.5431918172459734E-2 Precio (ML) 0.13290167394405983 0.15060501948460056 % var (l-t-l) -4.6542276882750797E-2 -3.5431918172459734E-2 Price (LC) 0.13290167394405983 0.15060501948460056 Margen Flujo de Operación 0.32276820812135715 0.32108812295694061 Agregados Volumen 4.7503777378866921E-2 4.7352463463382052E-2 Operating EBITDA margin 0.32276820812135715 0.32108812295694061 Aggregates Volume 4.7503777378866921E-2 4.7352463463382052E-2 var pp -3.5999999999999979 -3.3999999999999977 Precio (ML) 0.18776982620605365 0.23908933514407332 pp var -3.5999999999999979 -3.3999999999999977 Price (LC) 0.18776982620605365 0.23908933514407332 2T22 Acum. 2Q22 YTD 2T22 2Q22 Ventas Netas 997.61083180019796 1878.31114582893 Net Sales 997.61083180019796 1878.31114582893 % var (comp) 6.7093988053385623E-2 6.1055201582060792E-2 % var (l-t-l) 6.7093988053385623E-2 6.1055201582060792E-2 Flujo de Operación 320.32098942423778 606.25912283357684 Operating EBITDA 320.32098942423778 606.25912283357684 % var (comp) -3.5431918172459734E-2 -4.6542276882750797E-2 % var (l-t-l) -3.5431918172459734E-2 -4.6542276882750797E-2 Margen Flujo de Operación 0.32108812295694061 0.32276820812135715 Operating EBITDA margin 0.32108812295694061 0.32276820812135715 var pp -3.3999999999999977 -3.5999999999999979 pp var -3.3999999999999977 -3.5999999999999979

US: Strong pricing momentum but profitability impacted by supply chain disruption Robust top line growth driven by pricing strategy Healthy underlying demand driven by the Industrial & Commercial and residential sectors In sold out market, volume performance impacted by supply chain issues as a result of higher maintenance, low inventories and logistic-related disruptions Sequential price improvements of between 4% and 10% for our three core products, with YoY growth rates in the double-digit area EBITDA margin impacted by higher energy, maintenance, imports and logistic costs Natural Resource Agency Building, California, United States Built with Vertua concrete, part of our Vertua family of sustainable products Millions of U.S. dollars 6M22 2T22 6M22 vs. 6M21 2T22 vs. 2T21 6M22 2Q22 6M22 vs. 6M21 2Q22 vs. 2Q21 6M22 2Q22 Ventas Netas 2492.4790828200003 1296.3492340400001 Cemento Volumen 3.7025099143035492E-2 -9.6373179790908963E-3 Net Sales 2492.4790828200003 1296.3492340400001 Cement Volume 3.7025099143035492E-2 -9.6373179790908963E-3 Net Sales 2T22 Acum. % var (comp) 0.16195231619354628 0.14526416580370435 Precio (ML) 0.121794300471199 0.14706646747735919 % var (l-t-l) 0.16195231619354628 0.14526416580370435 Price (LC) 0.121794300471199 0.14706646747735919 % var (l-t-l) 0 2T22 Flujo de Operación 362.50400474000003 162.07821990999969 Concreto Volumen 4.623953203154417E-2 2.8700887959261515E-2 Operating EBITDA 362.50400474000003 162.07821990999969 Ready mix Volume 4.623953203154417E-2 2.8700887959261515E-2 Operating EBITDA 1296.3492340400001 2492.4790828200003 % var (comp) -0.11266673415544179 -0.23572672163770442 Precio (ML) 0.10577639957701818 0.11832520244072943 % var (l-t-l) -0.11266673415544179 -0.23572672163770442 Price (LC) 0.10577639957701818 0.11832520244072943 % var (l-t-l) 0.14526416580370435 0.16195231619354628 Margen Flujo de Operación 0.14543913617516166 0.12502666384496711 Agregados Volumen 6.1676915085963929E-2 3.1654977987200739E-2 Operating EBITDA margin 0.14543913617516166 0.12502666384496711 Aggregates Volume 6.1676915085963929E-2 3.1654977987200739E-2 Operating EBITDA margin 162.07821990999969 362.50400474000003 var pp -4.5000000000000009 -6.2 Precio (ML) 0.12472957601229717 0.17117247153628506 pp var -4.5000000000000009 -6.2 Price (LC) 0.12472957601229717 0.17117247153628506 pp var -0.23572672163770442 -0.11266673415544179 2T22 Acum. 2Q22 YTD 2T22 2Q22 Ventas Netas 1296.3492340400001 2492.4790828200003 Net Sales 1296.3492340400001 2492.4790828200003 % var (comp) 0.14526416580370435 0.16195231619354628 % var (l-t-l) 0.14526416580370435 0.16195231619354628 Flujo de Operación 162.07821990999969 362.50400474000003 Operating EBITDA 162.07821990999969 362.50400474000003 % var (comp) -0.23572672163770442 -0.11266673415544179 % var (l-t-l) -0.23572672163770442 -0.11266673415544179 Margen Flujo de Operación 0.12502666384496711 0.14543913617516166 Operating EBITDA margin 0.12502666384496711 0.14543913617516166 var pp -6.2 -4.5000000000000009 pp var -6.2 -4.5000000000000009

EMEA: High single-digit EBITDA growth despite volatility Double-digit top line growth supported by sustained solid pricing performance across all products EBITDA increasing 8%, while EBITDA margin continued to be pressured by unprecedented input cost inflation Cement prices in Europe improving 9% sequentially, and 26% YoY Reached ~70% of alternative fuels usage in our European operations Strong construction activity in Israel, coupled with continued improvement in Egypt’s EBITDA Voltaire College, Nimes, France Built with Vertua Concrete, part of our Vertua family of sustainable products Millions of U.S. dollars 6M22 2T22 6M22 vs. 6M21 2T22 vs. 2T21 6M22 2Q22 6M22 vs. 6M21 2Q22 vs. 2Q21 Ventas Netas 2478.798458618021 1293.6333826212569 Cemento Volumen 9.1275944905139204E-3 -3.0033791213345325E-2 Net Sales 2478.798458618021 1293.6333826212569 Cement Volume 9.1275944905139204E-3 -3.0033791213345325E-2 % var (comp) 0.1307506363388653 0.12225277393399483 Precio (comp) 0.20233035959264523 0.22949726986014313 % var (l-t-l) 0.1307506363388653 0.12225277393399483 Price (l-t-l) 0.20233035959264523 0.22949726986014313 Flujo de Operación 338.08904271420107 192.71055532386814 Concreto Volumen 2.6599581882805489E-2 4.9225892249123134E-3 Operating EBITDA 338.08904271420107 192.71055532386814 Ready mix Volume 2.6599581882805489E-2 4.9225892249123134E-3 % var (comp) 0.17296634580467773 8.2175698330624256E-2 Precio (comp) 9.8860878776986502E-2 0.13029595073715466 % var (l-t-l) 0.17296634580467773 8.2175698330624256E-2 Price (l-t-l) 9.8860878776986502E-2 0.13029595073715466 Margen Flujo de Operación 0.13639230795015597 0.14896844648008661 Agregados Volumen 1.4527640022653181E-2 -2.7426983454333937E-2 Operating EBITDA margin 0.13639230795015597 0.14896844648008661 Aggregates Volume 1.4527640022653181E-2 -2.7426983454333937E-2 var pp 0.50000000000000044 -0.50000000000000044 Precio (comp) 6.7841694786947876E-2 9.3151697718193746E-2 pp var 0.50000000000000044 -0.50000000000000044 Price (l-t-l) 6.7841694786947876E-2 9.3151697718193746E-2 2T22 Acum. 2Q22 YTD 2T22 2Q22 Ventas Netas 1293.6333826212569 2478.798458618021 Net Sales 1293.6333826212569 2478.798458618021 % var (comp) 0.12225277393399483 0.1307506363388653 % var (l-t-l) 0.12225277393399483 0.1307506363388653 Flujo de Operación 192.71055532386814 338.08904271420107 Operating EBITDA 192.71055532386814 338.08904271420107 % var (comp) 8.2175698330624256E-2 0.17296634580467773 % var (l-t-l) 8.2175698330624256E-2 0.17296634580467773 Margen Flujo de Operación 0.14896844648008661 0.13639230795015597 Operating EBITDA margin 0.14896844648008661 0.13639230795015597 var pp -0.50000000000000044 0.50000000000000044 pp var -0.50000000000000044 0.50000000000000044

SCAC: Double-digit growth in Net Sales driven by prices Top line driven by 11% growth in cement prices Formal sector activity improving throughout portfolio while bagged cement returns to normalized levels Quarterly EBITDA impacted by higher energy and maintenance costs and lower cement volumes In Colombia, activity driven by formal residential and infrastructure In the Dominican Republic, formal activity is improving on the back of tourism and reactivation of formal housing Ciudadela Verde, Bucaramanga, Colombia Built with Vertua Concrete, part of our Vertua family of sustainable products Millions of U.S. dollars 6M22 2T22 6M22 vs. 6M21 2T22 vs. 2T21 6M22 2Q22 6M22 vs. 6M21 2Q22 vs. 2Q21 Ventas Netas 833.98247055088245 417.87326656724616 Cemento Volumen -3.1250809146193693E-2 -4.5404559582149548E-2 Net Sales 833.98247055088245 417.87326656724616 Cement Volume -3.1250809146193693E-2 -4.5404559582149548E-2 % var (comp) 9.2986815988810215E-2 9.9693337601519591E-2 Precio (comp) 0.10263045677911171 0.1144614951917735 % var (l-t-l) 9.2986815988810215E-2 9.9693337601519591E-2 Price (l-t-l) 0.10263045677911171 0.1144614951917735 Flujo de Operación 208.27840720571237 99.023824178157341 Concreto Volumen 0.16699412988024728 0.25385912268330968 Operating EBITDA 208.27840720571237 99.023824178157341 Ready mix Volume 0.16699412988024728 0.25385912268330968 % var (comp) -5.2329402489264404E-2 -7.354058556521377E-2 Precio (comp) -1.4715609036462558E-2 -4.6734885282783221E-3 % var (l-t-l) -5.2329402489264404E-2 -7.354058556521377E-2 Price (l-t-l) -1.4715609036462558E-2 -4.6734885282783221E-3 Margen Flujo de Operación 0.24973955036265358 0.23697094813367764 Agregados Volumen 6.6141131204% 0.14710784841697636 Operating EBITDA margin 0.24973955036265358 0.23697094813367764 Aggregates Volume 6.6141131203815026E-2 0.14710784841697636 var pp -3.1999999999999975 -3.9000000000000035 Precio (comp) 4.1000661203% 8.3453715816754592E-2 pp var -3.1999999999999975 -3.9000000000000035 Price (l-t-l) 4.1000661203452061E-2 8.3453715816754592E-2 2T22 Acum. 2Q22 YTD 2T22 2Q22 Ventas Netas 417.87326656724616 833.98247055088245 Net Sales 417.87326656724616 833.98247055088245 % var (comp) 9.9693337601519591E-2 9.2986815988810215E-2 % var (l-t-l) 9.9693337601519591E-2 9.2986815988810215E-2 Flujo de Operación 99.023824178157341 208.27840720571237 Operating EBITDA 99.023824178157341 208.27840720571237 % var (comp) -7.354058556521377E-2 -5.2329402489264404E-2 % var (l-t-l) -7.354058556521377E-2 -5.2329402489264404E-2 Margen Flujo de Operación 0.23697094813367764 0.24973955036265358 Operating EBITDA margin 0.23697094813367764 0.24973955036265358 var pp -3.9000000000000035 -3.1999999999999975 pp var -3.9000000000000035 -3.1999999999999975

Financial Developments

Seasonal WC cycle and increased maintenance driving lower FCF; expected to reverse in 2H22 Controlling Interest Net Income US$ M Average working capital days Millions of U.S. dollars January - June Second Quarter Validación 2022 2021 % var 2022 2021 % var Flujo de operación TRUE TRUE TRUE TRUE TRUE TRUE Operating EBITDA 1414.0590445015819 1481.1411368861475 -4.5290817136842569E-2 723.29597822437177 807.32915567855775 -0.10408787650379894 - Gasto financiero neto TRUE TRUE TRUE TRUE TRUE TRUE - Net Financial Expense 259.9681213660744 314.60357042504955 132.15128745940436 144.76348177575696 - Inversiones en activo fijo de TRUE TRUE TRUE TRUE TRUE TRUE - Maintenance Capex 392.35488613749362 206.49062750488008 210.18710650800944 110.90217735695684 mantenimiento TRUE TRUE TRUE TRUE TRUE TRUE - Change in Working Capital 683.92562733154728 405.66420415813553 185.97601080911971 59.348250359094862 - Inversiones en capital de trabajo TRUE TRUE TRUE TRUE TRUE TRUE - Taxes Paid 113.33145432831012 123.93932421299961 63.718415213907207 76.403999318234085 - Impuestos TRUE TRUE TRUE TRUE TRUE TRUE - Other Cash Items (net) -3.5168175756328175 40.867158928596325 -20.687414705579258 19.762598685385342 - Otros gastos TRUE TRUE TRUE TRUE TRUE TRUE - Free Cash Flow -11.59731259367264 -11.603662176135213 -2.2659874934424313 -4.2795208995468057 - Flujo de efectivo libre de TRUE TRUE TRUE TRUE TRUE TRUE Discontinued Operations operaciones discontinuas Free Cash Flow after -20.406914492538149 401.17991383262159 N/A 154.21656043295275 400.42816908267645 -0.61487084990488861 Flujo de efectivo libre después TRUE TRUE #DIV/0! TRUE TRUE #DIV/0! Maintenance Capex de inv AF mtto - Strategic Capex 173.71854318045524 160.91004996666675 97.83587985124565 107.5546036934619 - Inversiones en activo fijo TRUE TRUE TRUE TRUE TRUE TRUE Free Cash Flow -,194.12545767299338 240.26986386595485 N/A 56.380680581707097 292.87356538921455 -0.80749139818481075 de operaciones discontinuas Flujo de efectivo libre TRUE TRUE TRUE TRUE TRUE TRUE OJO: Si en alguno de los dos años existe un flujo negativo el % var es = N/A Enero - Junio Segundo Trimestre OJO: Validar los signos de las variaciones 2022 2021 % var 2022 2021 % var Flujo de operación 1414.0590445015819 1481.1411368861475 -4.5290817136842569E-2 723.29597822437177 807.32915567855775 -0.10408787650379894 - Gasto financiero neto 259.9681213660744 314.60357042504955 132.15128745940436 144.76348177575696 - Inversiones en activo fijo de 392.35488613749362 206.49062750488008 210.18710650800944 110.90217735695684 mantenimiento - Inversiones en capital de trabajo 683.92562733154728 405.66420415813553 185.97601080911971 59.348250359094862 - Impuestos 113.33145432831012 123.93932421299961 63.718415213907207 76.403999318234085 - Otros gastos -3.5168175756328175 40.867158928596325 -20.687414705579258 19.762598685385342 - Flujo de efectivo libre de -11.59731259367264 -11.603662176135213 -2.2659874934424313 -4.2795208995468057 operaciones discontinuas Flujo de efectivo libre después -20.406914492538149 401.17991383262159 N/A 154.21656043295275 400.42816908267645 -0.61487084990488861 de inv AF mtto #DIV/0! #DIV/0! - Inversiones en activo fijo 173.71854318045524 160.91004996666675 97.83587985124565 107.5546036934619 estratégicas Flujo de efectivo libre -,194.12545767299338 240.26986386595485 N/A 56.380680581707097 292.87356538921455 -0.80749139818481075

No significant refinancing needs for the next 3 years Minimal interest rate risk, with 81% of our debt at fixed rates FX risks adequately addressed through a comprehensive and multi-tiered hedging strategy Credit rating upgrade by Fitch to BB+, with stable outlook Conservative financial risk profile in a volatile environment The Mexican Center of Philanthropy, Mexico City, Mexico Built with Fortis, part of our Vertua family of sustainable products 0.2 0.5 0.5 1.0 1.9 1.0 0.0 0.9 0.8 1.8 Debt maturity profile as of June 30th Billions of U.S. dollars

Green Financing Framework: first of its kind in our industry Our Green Financing Framework, first in our industry, extends beyond our decarbonization goals to include air quality, clean electricity and water management We have identified over $500M of these projects for 2021-2025 Project categories To be eligible, projects must adhere to EU Taxonomy which includes certain thresholds such as: Facilities are expected to result in a carbon intensity below 546 tons of CO2 per ton of cementitious product by 2025. Average carbon intensity of the electricity produced that is used for hydrogen manufacturing is at or below 100 grams of CO2 per KWh. Pollution Prevention & Control Renewable Energy Energy efficiency Clean transportation Sustainable Water and Wastewater management

2022 Outlook

2022 guidance1 Operating EBITDA2 Low to mid single-digit growth Consolidated volume growth Flat for Cement Low to mid single-digit increase for Ready-mix Low to mid single-digit increase for Aggregates Energy cost/ton of cement produced ~35% increase Capital expenditures ~$1,300 million total ~$800 M Maintenance, ~$500 M Strategic Investment in working capital ~$200 million  Cash taxes ~$200 million Cost of debt3 Reduction of ~$20 million Reflects CEMEX’s current expectations Like-to-like for ongoing operations Including perpetual bonds and subordinated notes with no fixed maturity and the effect of our EUR-USD cross-currency swap

Appendix

Average life of debt: 5.6 years Debt maturity profile as of June 30, 2022 Total debt as of June 30, 2022: $8,729 million Fixed Income Other bank debt 2021 Credit Agreement Leases 847 543 879 > Millions of U.S. dollars

Consolidated volumes and prices Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 6M22 vs. 6M21 2T22 vs. 2T21 2T22 vs. 1T22 Cemento gris doméstico Volumen (comp) -2.1379014368245852E-2 -5.1556109021963281E-2 4.0068712600499046E-2 Precio (USD) 0.11166901048986327 0.12228717104884949 5.4274081621961831E-2 Precio (comp) 0.14172048434742512 0.16480813933969429 6.6886825280389167E-2 Concreto Volumen (comp) 5.3887850722237784E-2 4.4210889384492802E-2 7.2682163891507168E-2 Precio (USD) 6.9749424661270598E-2 7.2986241293825957E-2 2.4712513302280782E-2 Precio (comp) 9.8289922619212211E-2 0.11642301700640512 4.5595184320172427E-2 Agregados Volumen (comp) 3.881991559341702E-2 1.045134951424842E-2 4.7886693452054319E-2 Precio (USD) 6.8342061628910322E-2 8.4282729377094023E-2 3.2357694277697378E-2 Precio (comp) 0.10289961856732033 0.13626270653682893 5.7328452126770769E-2 6M22 vs. 6M21 2Q22 vs. 2Q21 2Q22 vs. 1Q22 Domestic gray cement Volume (l-t-l) -2.1379014368245852E-2 -5.1556109021963281E-2 4.0068712600499046E-2 Price (USD) 0.11166901048986327 0.12228717104884949 5.4274081621961831E-2 Price (l-t-l) 0.14172048434742512 0.16480813933969429 6.6886825280389167E-2 Ready mix Volume (l-t-l) 5.3887850722237784E-2 4.4210889384492802E-2 7.2682163891507168E-2 Price (USD) 6.9749424661270598E-2 7.2986241293825957E-2 2.4712513302280782E-2 Price (l-t-l) 9.8289922619212211E-2 0.11642301700640512 4.5595184320172427E-2 Aggregates Volume (l-t-l) 3.881991559341702E-2 1.045134951424842E-2 4.7886693452054319E-2 Price (USD) 6.8342061628910322E-2 8.4282729377094023E-2 3.2357694277697378E-2 Price (l-t-l) 0.10289961856732033 0.13626270653682893 5.7328452126770769E-2 Validación Cemento gris doméstico 0 0 0 0 0 0 0 0 0 Concreto 0 0 0 0 0 0 0 0 0 Agregados 0 0 0 0 0 0 0 0 0

Additional information on debt Currency denomination3 Interest rate4 MXN 3% Millions of U.S. dollars Includes leases, in accordance with International Financial Reporting Standard (IFRS) Calculated in accordance with our contractual obligations under the 2021 Credit Agreement Includes the effect of our EURUSD cross-currency swap Includes the effect of our interest rate derivatives Segundo Trimestre Primer Trimestre Second Quarter First Quarter 2022 2021 % var 2022 2022 2021 % var 2022 Deuda Total1 8729.0850079669126 9665.3122907790821 -9.6864669722606989E-2 8962.8973900023557 Total debt1 8729.0850079669126 9665.3122907790821 -9.6864669722606989E-2 8962.8973900023557 Corto Plazo 4.5586802731688233E-2 9.7653141215875747E-2 4.1293003803025891E-2 Short-term 4.5586802731688233E-2 9.7653141215875747E-2 4.1293003803025891E-2 Largo Plazo 0.95441319726831197 0.90234685878412424 0.95870699619697397 Long-term 0.95441319726831197 0.90234685878412424 0.95870699619697397 Efectivo y equivalentes 489.69839999999999 1304.6569999999999 -0.62465352962502785 592.86260000000004 Cash and cash equivalents 489.69839999999999 1304.6569999999999 -0.62465352962502785 592.86260000000004 Deuda neta 8239.3866079669133 8359.6552907790829 -1.4386799291213448E-2 8370.0347900023553 Net debt 8239.3866079669133 8359.6552907790829 -1.4386799291213448E-2 8370.0347900023553 Deuda neta Consolidada2 8123.1301354073275 8383 -3.0999625980278278E-2 8265.8745448169793 Consolidated net debt2 8123.1301354073275 8383 -3.0999625980278278E-2 8265.8745448169793 Razón de apalancamiento consolidado2 2.88 2.91 2.8337008267239878 Consolidated leverage ratio2 2.88 2.91 2.8337008267239878 Razón de cobertura de intereses consolidado2 6.74 4.78 6.6 Consolidated coverage ratio2 6.74 4.78 6.6 1 Incluye notas convertibles subordinadas y arrendamientos, de acuerdo a las NIIFs (IFRS por sus siglas en inglés) 2 Calculado de acuerdo a nuestras obligaciones contractuales bajo el Contrato de Crédito de 2017, según fue enmendado y reexpresado el 2 de abril de 2019. Los montos y razones financieras de 2018 no han sido auditados, y no corresponden con los montos y razones financieras reportadas durante 2018 de acuerdo a nuestro Contrato de Crédito de julio de 2017, y se muestran en este documento únicamente para efectos informativos, dando efecto a la adopción de IFRS 16, Arrendamientos, como si hubiera estado vigente desde enero 1 de 2018. 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS)2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018. OJO: Información viene del data bridge - COVENANTS Currency Denomination 2Q22 US Dollar #REF! Euro #REF! Mexican Peso #REF! Other #REF! Interest rate 2Q22 Fixed #REF! Variable #REF! Validacion Deuda Total1 0 0 0 0 Costo Plazo 0 0 0 0 Largo Plazo 0 0 0 0 Notas perpetuas #REF! #REF! #REF! #REF! Efectivo y equivalentes 0 0 0 0 Deuda neta más notas perpetuas 0 0 0 0 Deuda Consolidada Fondeada2 /Flujo de operación3 0 0 0 0 Cobertura de intereses3 4 0 0 0 0

Additional information on debt Total debt1 by instrument Millions of U.S. dollars Includes leases, in accordance with IFRS Second Quarter First Quarter 2022 % of total 2022 % of total Fixed Income 4780.8875883358205 0.54769313359962446 5318.1623500000005 0.59333928433546212 5318 0.59339433162240574 2021 Credit Agreement 2471.0609324915422 0.28308197597739421 2127.0905465452715 0.23731625692169747 2127 0.23733541620174067 Others1 1477.1870024066266 0.16922489042298144 1517.8521774029718 0.1693444587428404 1517 0.16927025217585359 Total Debt 8729.1355232339884 8963.1050739482434 8962 Segundo Trimestre Primer Trimestre 2022 % del total 2022 % del total Renta Fija 4780.8875883358205 0.54769313359962446 5318.1623500000005 0.59333928433546212 Contrato de Crédito 2021 2471.0609324915422 0.28308197597739421 2127.0905465452715 0.23731625692169747 Otros1 1477.1870024066266 0.16922489042298144 1517.8521774029718 0.1693444587428404 Deuda Total 8729.1355232339884 8963.1050739482434 CHECK VALUES CHANGED TO REACH 100% OJO: Información viene del data bridge

2Q22 volume and price summary: selected countries and regions Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates Domestic gray cement Ready mix Aggregates 2Q22 vs. 2Q21 2Q22 vs. 2Q21 2Q22 vs. 2Q21 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico -0.11536267227410596 0.16255501594595609 0.1626815815195278 0 0.14290192557081222 0.15073696766138617 0.15060501948459776 0 4.7352463463382052E-2 0.23946987946779727 0.23908933514407799 U.S. -9.6373179790910334E-3 0.1470664674773636 0.1470664674773636 0 2.8700887959259184E-2 0.118325202440733 0.118325202440733 0 3.1654977987197561E-2 0.17117247153628209 0.17117247153628209 Europe -1.0733282025109325E-2 0.10307740322948893 0.25591914173543245 0 -2.6392413544960677E-2 5.6671763053058313E-3 0.14045242995995985 0 -4.6446054074545863E-2 -3.1279246377548149E-2 9.6002871142641388E-2 Israel N/A N/A N/A 0 6.0663102752093689E-2 6.7682243636690592E-2 0.11276800731246632 0 6.1326262770300573E-2 4.6684104283424149E-2 9.0081249535294339E-2 Philippines -0.10932803240079678 -1.5532010968369729E-2 8.7602749867987606E-2 0 N/A N/A N/A 0 N/A N/A N/A Colombia -6.0478396028150402E-2 8.1455659797281463E-3 8.2127020423175837E-2 0 0.33273374289993785 -4.570866352202841E-2 2.3109704850250792E-2 0 0.34557055546134058 -5.0352550499542459E-2 1.8586854047616754E-2 Panama 5.8976661274260093E-2 -3.9512192882198906E-2 -3.9512192882198906E-2 0 0.24967907573812581 2.8026613055222103E-2 2.8026613055222103E-2 0 0.15344533320675602 0.24231828674146236 0.24231828674146236 Dominican Republic -3.868642260787844E-2 0.2068222463089685 0.16562437246543935 0 0.25683915398644419 0.12613163734921878 8.7453173021642364E-2 0 N/A N/A N/A Cemento gris doméstico Concreto Agregados 2T22 vs. 2T21 2T22 vs. 2T21 2T22 vs. 2T21 Volumen Precio Precio Volumen Precio Precio Volumen Precio Precio (USD) (ML) (USD) (ML) (USD) (ML) México -0.11536267227410596 0.16255501594595609 0.1626815815195278 0.14290192557081222 0.15073696766138617 0.15060501948459776 4.7352463463382052E-2 0.23946987946779727 0.23908933514407799 Estados Unidos -9.6373179790910334E-3 0.1470664674773636 0.1470664674773636 2.8700887959259184E-2 0.118325202440733 0.118325202440733 3.1654977987197561E-2 0.17117247153628209 0.17117247153628209 Europa -1.0733282025109325E-2 0.10307740322948893 0.25591914173543245 -2.6392413544960677E-2 5.6671763053058313E-3 0.14045242995995985 -4.6446054074545863E-2 -3.1279246377548149E-2 9.6002871142641388E-2 Israel N/A N/A N/A 6.0663102752093689E-2 6.7682243636690592E-2 0.11276800731246632 6.1326262770300573E-2 4.6684104283424149E-2 9.0081249535294339E-2 Filipinas -0.10932803240079678 -1.5532010968369729E-2 8.7602749867987606E-2 N/A N/A N/A N/A N/A N/A Colombia -6.0478396028150402E-2 8.1455659797281463E-3 8.2127020423175837E-2 0.33273374289993785 -4.570866352202841E-2 2.3109704850250792E-2 0.34557055546134058 -5.0352550499542459E-2 1.8586854047616754E-2 Panamá 5.8976661274260093E-2 -3.9512192882198906E-2 -3.9512192882198906E-2 0.24967907573812581 2.8026613055222103E-2 2.8026613055222103E-2 0.15344533320675602 0.24231828674146236 0.24231828674146236 República Dominicana -3.868642260787844E-2 0.2068222463089685 0.16562437246543935 0.25683915398644419 0.12613163734921878 8.7453173021642364E-2 N/A N/A N/A Validación México 0 0 0 0 0 0 0 0 0 Estados Unidos 0 0 0 0 0 0 0 0 0 Europa 0 0 0 0 0 0 0 0 0 Israel N/A N/A N/A 0 0 0 0 0 0 Filipinas 0 0 0 N/A N/A N/A N/A N/A N/A Colombia 0 0 0 0 0 0 0 0 0 Panamá 0 0 0 0 0 0 0 0 0 Costa Rica #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! República Dominicana 0 0 0 0 0 0 N/A N/A N/A

6M22 volume and price summary: selected countries and regions Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates Domestic gray cement Ready mix Aggregates 6M22 vs. 6M21 6M22 vs. 6M21 6M22 vs. 6M21 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico -9.9018568290886677E-2 0.15396234131999822 0.14494961624490518 0 0.11788130456206722 0.14224164524826241 0.13290167394405983 0 4.7503777378866921E-2 0.19767408566697514 0.18776982620605365 U.S. 3.7025099143035492E-2 0.12179430047120146 0.12179430047120146 0 4.623953203154417E-2 0.10577639957702509 0.10577639957702509 0 6.1676915085963929E-2 0.12472957601230117 0.12472957601230117 Europe 5.7930026331953502E-2 9.1722147809044557E-2 0.20661242384307951 0 2.0547943594796211E-2 2.0837951066299113E-3 0.10258775280786163 0 -2.9611251064610312E-3 -2.5295348455576253E-2 6.7777424450071094E-2 Israel N/A N/A N/A 0 3.2403073958659101E-2 8.3155904514228121E-2 8.8806649007150379E-2 0 8.7357820665393604E-2 7.4317599285758332E-2 7.8887252989625276E-2 Philippines -8.4089264470232877E-2 -1.8996464947520846E-3 8.084641474404472E-2 0 N/A N/A N/A 0 N/A N/A N/A Colombia -9.5236986251324551E-3 -1.892325113909072E-2 4.683726742392548E-2 0 0.22721159749172948 -4.8001734390176035E-2 1.5777480364217146E-2 0 0.24564922497154362 -5.1921491342073342E-2 1.1553320383022959E-2 Panama 5.2448651516544147E-2 -5.1029937022565967E-2 -5.1029937022565967E-2 0 0.2028402635764599 -1.966768401676925E-2 -1.966768401676925E-2 0 0.17466406478751231 0.17158481896853692 0.17158481896853692 Dominican Republic -4.0560735227824954E-2 0.17907317638769901 0.14042127079142336 0 0.28789969446517327 0.15274672695973737 0.11522062601781521 0 N/A N/A N/A Cemento gris doméstico Concreto Agregados 6M22 vs. 6M21 6M22 vs. 6M21 6M22 vs. 6M21 Volumen Precio Precio Volumen Precio Precio Volumen Precio Precio (USD) (ML) (USD) (ML) (USD) (ML) México -9.9018568290886677E-2 0.15396234131999822 0.14494961624490518 0.11788130456206722 0.14224164524826241 0.13290167394405983 4.7503777378866921E-2 0.19767408566697514 0.18776982620605365 Estados Unidos 3.7025099143035492E-2 0.12179430047120146 0.12179430047120146 4.623953203154417E-2 0.10577639957702509 0.10577639957702509 6.1676915085963929E-2 0.12472957601230117 0.12472957601230117 Europa 5.7930026331953502E-2 9.1722147809044557E-2 0.20661242384307951 2.0547943594796211E-2 2.0837951066299113E-3 0.10258775280786163 -2.9611251064610312E-3 -2.5295348455576253E-2 6.7777424450071094E-2 Israel N/A N/A N/A 3.2403073958659101E-2 8.3155904514228121E-2 8.8806649007150379E-2 8.7357820665393604E-2 7.4317599285758332E-2 7.8887252989625276E-2 Filipinas -8.4089264470232877E-2 -1.8996464947520846E-3 8.084641474404472E-2 0 N/A N/A N/A 0 N/A N/A N/A Colombia -9.5236986251324551E-3 -1.892325113909072E-2 4.683726742392548E-2 0.22721159749172948 -4.8001734390176035E-2 1.5777480364217146E-2 0.24564922497154362 -5.1921491342073342E-2 1.1553320383022959E-2 Panamá 5.2448651516544147E-2 -5.1029937022565967E-2 -5.1029937022565967E-2 0.2028402635764599 -1.966768401676925E-2 -1.966768401676925E-2 0.17466406478751231 0.17158481896853692 0.17158481896853692 República Dominicana -4.0560735227824954E-2 0.17907317638769901 0.14042127079142336 0.28789969446517327 0.15274672695973737 0.11522062601781521 N/A N/A N/A Validación México 0 0 0 0 0 0 0 0 0 Estados Unidos 0 0 0 0 0 0 0 0 0 Europa 0 0 0 0 0 0 0 0 0 Israel N/A N/A N/A 0 0 0 0 0 0 Filipinas 0 0 0 N/A N/A N/A N/A N/A N/A Colombia 0 0 0 0 0 0 0 0 0 Panamá 0 0 0 0 0 0 0 0 0 Costa Rica #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! #REF! República Dominicana 0 0 0 0 0 0 N/A N/A N/A

2022 expected volume outlook1: selected countries/regions Cement Ready-mix Aggregates CEMEX Flat Low to mid single-digit increase Low to mid single-digit increase Mexico Low to mid single-digit decline High single-digit increase Low to mid single-digit increase USA Low single-digit increase Low single-digit increase Low single-digit increase Europe Flat Flat to low single-digit decline Flat Colombia Flat Low teens increase N/A Panama Low to mid single-digit increase At least 20% increase N/A Dominican Republic Low single-digit decrease Low teens increase N/A Israel N/A Flat Low single-digit increase Philippines Flat to low single-digit decrease N/A N/A Reflects CEMEX’s current expectations. Volumes on a like-to-like basis

Relevant ESG indicators Carbon strategy 1H22 1H21 2021 Kg of CO2 per ton of cementitious 574 599 591 Alternative fuels (%) 33% 28% 29% Clinker factor 74.5% 76.1% 75.8% Low-carbon products 1H22 1H21 2021 Blended cement as % of total cement produced 74% 70% 68% Vertua concrete as % of total 32% 20% 20% Customers and suppliers 2Q22 2Q21 2021 Net Promoter Score (NPS) 66 68  70 % of sales using CX Go 59% 66%  62% Health and safety 1H22 1H21 2021 Employee fatalities 1 0 1 Employee L-T-I frequency rate 0.5 0.5 0.5 Operations with zero fatalities and injuries (%) 98% 98% 95%

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation